UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 27, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2009 Results

BBVA obtains recurrent net attributable profit of €5.26 billion, allowing it to anticipate events by strengthening its balance sheet and business areas

Ø The Group's strong and highly recurrent earnings were supported by buoyant revenues (net interest income was up 18.8%) and by control of costs, which fell
1.1% thanks to new benefits from the Transformation Plan.

Ø Operating income, management’s basic yardstick, also grew vigorously (up 17%)
and this helped the Group to gain 179 basis points of market share in this item with respect to its peer group of banks despite the crisis

Ø BBVA maintained its leadership among European banks in terms of efficiency with a cost/income ratio of 40.4%, an improvement of more than four points for the year

Ø The strength of these earnings gives the bank leeway to anticipate circumstances and carry out provisioning of an extraordinary nature. The move puts it in a better position to face the future and to capitalise on growth opportunities.

Ø The provisions in question are: €551m for early retirements in Spain; €100m of real estate provisions in addition to those required by regulatory standards;
and a further €1,441m in loan-loss provisions in Spain, the United States and
Mexico.

Ø The Group’s non-performing asset ratio is now 4.3% and coverage stands at 57%
although, if collateral associated with these risks is included, coverage increases to 165%

Ø The Group’s net attributable profit excluding one-offs (non-recurrent items)
in 2009 fell 2.8% to €5.26 billion. If one-off items are included, profit fell
16% to €4.21 billion.

Ø BBVA maintains its commitment to pay a cash dividend of 30% of net attributable profit excluding one-offs, against 2009 earnings.

Ø It also strengthened capital adequacy and ended the year with core capital at
8%, gaining 180 basis points during the year

Ø The Group maintains its leadership in profitability with ROE excluding one-offs of 20%, ROA at 1% and EPS of €1.40

In 2009 BBVA obtained net attributable profit excluding one-offs of €5.26 billion. This was a decline of 2.8% compared to 2008 (up 2% at constant exchange rates). This excellent result was achieved in a highly complex year that was marked, for the second year running, by a grave economic and financial crisis at international level. Despite the circumstances, BBVA’s performance was exceptional owing to its ability to generate recurrent earnings with a business model based on customer trust and risk management.

The strong operating earnings obtained by the Group in 2009 allow it to anticipate the future and strengthen its balance sheet through substantial provisions of various kinds. It also reinforced its capital adequacy and profitability while maintaining extremely prudent criteria and an attractive level of shareholder remuneration via a cash dividend. And this was done without departing from the management priorities it set for the year. BBVA widened its international presence by extending its franchise in the United States through the acquisition of Guaranty and by increasing its stake in China Citic Bank
(CNBC). Furthermore it set aside €1.53 billion for investment in technology.

Throughout the second year of the crisis BBVA continued, quarter by quarter, to demonstrate its ability to generate recurrent earnings. Net interest income exhibited solid strength with growth of 18.8% despite uneven business and thanks to good price management and an improvement in the funding mix. In December net interest income, expressed as a percentage of average total assets, came to
2.56% (compared to 2.26% a year earlier).

Gross income recorded an excellent performance (especially in the fourth quarter) in quality and quantity, rising 8.9% to €20.67 billion. Furthermore the
Group made an important effort to contain costs, which declined 1.1% due to anticipation in management of the branch network and to fresh benefits from the
Transformation Plan. As a result there was a significant improvement in the
Group’s efficiency of more than four percentage points during the year, bringing the cost/income ratio to 40.4%. This improvement was shared by all business areas.

The strong increase in revenues and the reduction in costs led to a sharp rise in operating income, which came to €12.31 billion with a rise of 17% (up 22% in constant euros).

The growth of this basic management parameter is of particular value given the context in which it occurred and reflects BBVA's relative strength compared to its competitors. Since the financial crisis erupted the Bank’s share of the combined operating income of its peer group has risen 170 basis points to 7.5%.
This percentage is much higher than that suggested by its share of assets in the same group (2.9%). Thus the bank continues to lead the ranking of large European
Banks in terms of efficiency and operating profitability.

The Group made an important effort to strengthen its balance sheet. During 2009 it earmarked a total of €6.57 billion for different types of provisions
(including extraordinary provisions) and this was easily supported by the strength, robustness and recurrency of its operating earnings.

Part of the above amount took the form of extraordinary anticipatory provisioning, whose purpose is to put the bank in a better position to tackle the complex conditions expected in 2010 and be able to take advantage of any business opportunities that arise in the various business areas. In other words, to look ahead and spend as little time as possible on the current crisis.

These anticipatory measures include the following:

· €551m (of which €300m in the fourth quarter) for early retirements, which will help the Group continue with its transformation plans.
· €100m in additional provisions for property purchases in Spain beyond those required by regulatory standards. These raise coverage to 32%, which is far above the banking rule requirements.
· €1.41 billion set aside for additional loan-loss provisions in Spain, the USA and Mexico, following an in-depth examination of the more problematic loan portfolios.

In Spain & Portugal the bank decided to anticipate the recognition of possible additions to non-performing assets (NPAs), of loans associated with the real estate sector and with the calendar of provisions in the consumer finance porfolio – entailing the anticipation of €805m in specific provisions. At the end of the year the NPA ratio in this area was 5.1%, although without the mentioned subjective NPA recognition, it is 4.3%. This is close to the high point of the business cycle and it was not altered by property purchases or write-offs.

The United States Area allocated €533m in preventive provisions, mainly linked to the commercial real estate portfolio. This raised coverage by more than 11 points. In Mexico additional loan-loss provisions came to €73m in the card portfolio as a result of recalibration of internal expected-loss models.

In addition the Group's results for 2009 include the impact of €704m for impairment of goodwill generated in successive acquisitions to build the USA franchise.

The Group’s NPA ratio at year-end, after applying maximum prudence criteria in risk management, came to 4.3% and the coverage ratio was 57%. The bank also possesses wide coverage of non-performing assets in the form of collateral and total stock of provisions. The value of collateral is 195% of secured NPAs and our provisions are 128% of unsecured NPAs. Furthermore it has €3 billion of latent capital gains in its portfolios.

BBVA’s net attributable profit excluding one-offs in 2009 came to €5.26 billion, a fall of 2.8% compared to 2008. If one-off operations are taken into account in both periods (€395m post tax in 2008 and €1.05 billion in 2009) net attributable profit was down 16% to €4.21 billion.

The strength of earnings allows BBVA to maintain its commitment to pay a cash dividend of 30% of net attributable profit excluding one-offs. Its dividend yield in 2009 was 3.3%, compared to 1.9% for the main European banks (estimated average).

The earnings also helped to strengthen the Group’s capital adequacy and it ended the year with a core capital ratio of 8% (up 180 basis points compared to a year earlier). During the year BBVA generated 140 basis points of core capital organically (€3.40 billion), easily exceeding the anticipated level. The Group’s
Tier I capital is 9.4% and the BIS ratio, 13.6%. BBVA is one of the few big international groups not to receive public sector aid in the crisis.

It closed the year with high levels of profitability and thus maintains its leadership among the big European banking groups. Return on equity (ROE)
excluding one-offs is 20% and return on assets (ROA) is 1%. This level of profitability resulted in superior value for shareholders: earnings per share
(EPS) came to €1.40.

In summary, in addition to the results and despite the crisis, BBVA ended the year as a better bank:

· More capital: with a core capital ratio of 8% (much higher than 2008).
· More efficient: with a notable improvement in the cost/income ratio, which now stands close to 40%.
· With a stronger balance sheet due to the efforts made in provisioning and to latent capital gains.
· More diversified and with stronger franchises

The most significant aspects of the Group’s performance in its main business areas in the fourth quarter and for the entire year are summarised below:

Ø As usual, revenues in the fourth quarter were excellent. Gross income for the quarter came to €5,288m, an increase of 16.0% compared to the same period in
2008, and the total for 2009 was €20,666m (up 8.9%).

Ø Operating costs fell 1.1% during the year and therefore operating income rose
17.0% to €12,308m. As a result efficiency (measured by the cost/income ratio)
improved to 40.4% (44.6% at 31-Dec-08).

Ø One priority in the fourth quarter was to strengthen the balance sheet of the
Group and its franchises. The aim was to ensure they would be in optimum condition to tackle the complex conditions expected in 2010 and to capitalise on any business opportunities that might arise in the different business areas. In this respect BBVA took the following actions:

Ø It set aside an additional €300m for early retirements, bringing the total for
2009 to €551m. This enables BBVA to continue implementing its transformation plan for the distribution network.

Ø It increased provisions associated with various foreclosed or acquired assets in Spain by about €200m following a revised valuation. This brought the total to
€475m for the year. The coverage ratio now stands at above 32%.

Ø It increased loan-loss provisions after a detailed analysis of the Group's more problematic portfolios. In the Spain & Portugal Area it provided for non-performing assets in the consumer finance unit above the requirements of the legal calendar following maximum prudence criteria. This required €164m in the quarter (€377m for the entire year). And it used a large part of the €830m of additional provisions made in the third quarter to cover the real estate developer portfolio. In Mexico higher provisions in the quarter (€73m) were related to the credit-card portfolio when expected-loss criteria were tightened following recalibration of the internal models. In the United States provisions were €715m higher than the third quarter. The Group first revised appraisal values of the collateral associated with the commercial real estate portfolio and wrote off any differences. It then made additional provisions that increased the coverage ratio. In South America and in the Wholesale Banking & Asset
Management Area no extra provisioning has been considered necessary.

Ø Profit in the fourth quarter was affected by the negative impacts of hyperinflation in Venezuela (€90m) and impairment of goodwill generated in successive acquisitions to build the USA franchise, totalling €704m.

Ø As a result net attributable profit for the quarter came to €31m. Excluding one-off operations in the United States related to the write-down of goodwill and the additional loan-loss provisions mentioned above, which together total
€1,050m, profit in the quarter was €1,082m (similar to the fourth quarter of
2008). Net attributable profit for the full year came to €4,210m. This would be
€5,260m without the effect of one-off items, implying a slight decline of 2.8%
compared to 2008. Excluding the effect of exchange rates, the year-on-year comparison is positive (up 2.0%). Therefore BBVA maintains a high return on equity and on assets; ROE excluding one-offs is 20.0% (16.0% after one-offs) and
ROA is 1.0% (0.8% after one-offs).

Ø All business areas except the United States (affected by the one-off item)
contributed to the Group's performance. Each area, in its own segment or region, holds a prominent position compared to its competitors in terms of revenue, efficiency, profitability and asset quality.

Ø The general volume of business is indicated by the stable level of the Group's total assets. During 2009 lending decreased slightly, a consequence of the overall slowdown of the global economy. Portfolios with lower risk became a bigger part of total lending. Conversely, customer funds increased thanks to a rise in assets under management and to an increase in the lower-cost funds
(current and savings accounts).

Ø BBVA continues to be extremely prudent in terms of risk management with the goal of anticipating any future problems associated with the difficult economic situation. Apart from the actions described above the Group decided to carry out an extraordinary reclassification, declaring some loans that are currently performing as doubtful. This was the result of a detailed examination of the
Group’s most problematic portfolios, affecting the Spain & Portugal Area (real estate developers) and the United States (commercial real estate). Therefore at
31-Dec-09 the NPA ratio was 4.3%. Without the extraordinary reclassification, gross additions to NPA status continue to decline, in a context of a very selective approach to property purchases in Spain. The coverage ratio for NPAs was 57% at 31-Dec-09 and this is considered a suitable level. If the collateral associated with these risks is included, coverage rises to 165%.

Ø In terms of the capital base, the Group’s core capital remains unchanged from the third quarter at 8.0%. In the fourth quarter organic generation of core capital was 30 basis points (the deterioration of goodwill in the USA does not affect the capital base). The additional capital offset the effect on goodwill when BBVA’s interest in China Citic Bank became classified as a substantial shareholding. The BIS ratio stands at 13.6% (13.4% at 30-Sep-09). During the year BBVA generated 140 basis points of core capital organically, easily exceeding the anticipated level.

Ø At 31-Dec-09 BBVA also held €1,703m in latent capital gains on its more liquid portfolios of equity holdings. The above amount does not include capital gains in other portfolios.

Ø On 28-Dec-09 BBVA paid a third interim dividend of €0.09 per share in cash against 2009 earnings. It thus maintains its dividend policy of a 30% cash payout.

Ø In the Spain & Portugal Area recurrent revenues (net interest income and net fee income) in the fourth quarter was similar to the third quarter. For the whole year, the positive evolution of net interest income and the containment of operating costs allowed operating income to rise 1.0% to €4,533m. Thus net attributable profit for the year came to €2,373m, a decline of 7.5% due to the higher loan-loss provisions. In terms of business volume the more risk-worthy forms of lending (such as first residence mortgages and lending to institutions and large companies) and customer funds (savings and current accounts, and pension funds) continued to perform well.

Ø Revenues in the Wholesale Banking & Asset Management Area remained buoyant, rising 12.8% year-on-year thanks to recurrent items (net interest income plus net fee income was up 43.5% for the year) and to the contribution from CNBC (160 million euros). This easily offset the fall in income from the Industrial and
Real Estate Holdings Portfolio. Loan-loss provisions were lower and thus net attributable profit for the year rose 30.9% to €1,011m. The most relevant aspects related to business volume were the sustained level of lending, thanks to the area’s strategy of focusing on customers of high quality, and the considerable growth in customer funds.

Ø Mexico reported excellent results that maintain its high profitability in an especially adverse macroeconomic scenario. The year-on-year growth of 5.4% in operating income reflects higher revenues and cost controls, and led to a further improvement in efficiency. Nonetheless higher loan-loss provisions reduced net attributable profit to €1,359m, a fall of 19.1% for the year. The most notable aspect of business volume was the steady level of the loan portfolio, although the mix changed. Items of less risk (mortgages and companies) grew in importance and good performance of customer funds which were up 5.2% year-on-year.

Ø Excluding the one-off operations already mentioned, operating income in the
United States grew faster, at 20.3%. This reflects the steady rise in revenues and the favourable performance of operating costs. Regarding business activity, customer funds had positive performance and lending was contained.

Ø Lastly, South America maintained strong banking revenues despite a slowdown in business in previous months. Pension and insurance business also did well. This, together with operating costs that grew at a slower pace, helped operating income to rise 25.1% for the whole year and net attributable profit was up 21.8%
to €871m. Regarding business volume and as in the other areas, lending was contained and customer funds experimented high growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 01/27/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA